Mail Stop 3561

June 30, 2008

Quan Long Chen
Chief Executive Officer
China Fruits Corporation
Fu Xi Technology & Industry Park
Nan Feng County
Jiang Xi Province
People's Republic of China

> **Re:** **China Fruits Corporation**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 14, 2008**
> **Form 10-QSB/A for the Quarter Ended**
> **March 31, 2008**
> **Filed May 19, 2008**
> **File No. 000-22373**

Dear Mr. Chen:

We issued comments to you on the above captioned filing on May 27, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 15, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 15, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services